C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel (914) 765-3925 Fax (914) 749-1652

Chuck.Chaplin@mbia.com

www.mbia.com

September 30, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended June 30, 2008
File No. 1-9583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA” or the “Company”) is pleased to respond to your letter dated August 27, 2008 in which you provided comments on our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. For your convenience, we have reproduced your comments followed by our corresponding responses. We will include the additional disclosures you have requested in our Form 10-Q for the quarter ended September 30, 2008.

Form 10-Q for the Quarter ended June 30, 2008

NOTE 6: Fair Value of Financial Instruments

Derivatives—Insurance, page 17

SEC Comment:

1.	You disclose that effective January 1, 2008 you updated your methodology to include the impact of counterparty credit standings as well as your own in the determination of fair value on insured CDS contracts. Please revise your—disclosure to clarify whether or not counterparty credit risk had been a factor in determining fair value prior the adoption of SFAS No. 157. If not, please tell us why you believe your previous accounting complied with GAAP.

MBIA Response:

The Company has updated its disclosure to clarify that counterparty credit risk had been a factor prior to the adoption of SFAS No. 157. Prior to the adoption of SFAS 157, counterparty credit risk’s impact to the fair value calculation of the Company’s insured ceded CDS contracts was immaterial.

Insured Derivative Valuations, page 17

SEC Comment:

2.	We note that you value your insured CDS in a hypothetical market where the market participants include other monoline financial guarantee insurers that have similar credit ratings or spreads. In order to determine fair value of these CDS contracts your valuation model simulates what a bond insurer would charge to guarantee the contracts at the measurement date, as if the risk of loss of these contracts could be transferred to them. Our understanding is that the transaction price for the credit derivatives you write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of a ceding commission. That is, a credit derivative written by yourself to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business etc. We further understand that when a financial guarantor insurance company purchases “reinsurance” on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition of fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsures would charge another insurance company in a market more akin to the reinsurance market is more reflective of the exit market for the company’s CDS contracts.

MBIA Response:

Even if there is no active market in which to transfer insurance contract liabilities, SFAS 157 requires that a fair value measurement reflect the price the transferor would pay to transfer the liability in an orderly transaction between market participants at the measurement date. Thus, in valuing the Company’s insured CDS in the absence of an observable market, we would need to determine the hypothetical market in which the transfer would occur. In analyzing the “principal” or “most advantageous” market for our insured CDS contracts under SFAS 157, the Company considered looking to the reinsurance market as the primary market since reinsurance is a viable way to economically transfer a portion of the risks related to these insured CDS contracts. However, there are several differences between typical reinsurance arrangements and our contracts. In a reinsurance market, the ceding or primary insurance entity typically retains a portion of its obligations, and has not relinquished its legal obligation to the insured on the reinsured portion. It also retains an ongoing servicing burden. Thus reinsurance is not equivalent to a complete transfer of the obligation as contemplated in SFAS 157. While reinsurance pricing should co-vary with the pricing of primary policies, for the reasons noted above, the Company would not be able to look at typical pricing in the reinsurance market as a reasonable proxy for “exit price.”

Some reinsurance transactions provide relevant information about trends in pricing, but reinsurance is not an effective exit market. No other market exists for our insured CDS. In this situation, the Company must consider to whom it hypothetically would transfer the obligation if it had an opportunity to do so. Since the monolines have similar business models and pricing disciplines and are authorized to engage in these type transactions, we believe the hypothetical market should involve transactions among monoline participants.

Once the market participant characteristics have been determined, the Company would identify the assumptions that market participants would use to price the liability. This is similar to the process that would be employed for similar assets and liabilities that are traded in active markets. The primary difference is that the Company would construct a hypothetical market for the liability based on the entity’s own assumptions about what market participants (i.e., other primary monolines) would consider in negotiating a transfer. The hypothetical market should include other primary monolines that had similar credit ratings as the Company. Today, this would generally include the Triple A and Double A rated monolines.

SEC Comment:

3.	We note that you purchase CDS (or acquire reinsurance on CDS contract). Please advise the staff whether you included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157. Regarding your adoption of SFAS 157, please tell us whether you had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract.

MBIA Response:

The fair value amount relating to ceding commission is immaterial to our consolidated financial statements both pre and post SFAS 157. As of March 31, 2008, MBIA expected to collect ceding commissions of $5.6MM in the remaining three quarters of 2008. In addition, MBIA Insurance Corp. has ceased insuring and ceding new credit default swaps back in the first quarter of 2008 as the volatility they can produce in financial statements in times of credit stress is not consistent with our business model.

The Company generally utilizes reinsurance to purchase protection for CDS contracts it writes in the same way that it employs reinsurance for financial guaranty insurance policies. The Company’s uses of reinsurance to mitigate risk exposures for CDS contracts and financial guaranty insurance policies are nearly identical as they generally involve the same reinsurers, the same underwriting process evaluating the reinsurers and the same credit risk management and surveillance processes supporting the reinsurance function. The Company enters into reinsurance agreements on CDS contracts primarily on a quota share basis. Under a quota share reinsurance agreement with a reinsurer, the Company cedes to the assuming reinsurer a proportionate share of the risk and premium.

The Company determines the fair value of a CDS contract in which it purchases protection from a reinsurer (the “ceded CDS contract”) as the proportionate percentage of the fair value of the related written CDS contract, adjusted for any consideration of counterparty risk. As an element of the fair value of the ceded CDS contract, the ceding commission paid to the ceding company represents the ceding company’s profit on the ceded CDS contract after considering counterparty credit risk and servicing costs, i.e., the difference between (a) the price of the protection the ceding company purchased from the reinsurer, which is net of the ceding commission, and (b) the price that the ceding company would receive to exit the ceded CDS contract in its hypothetical market, which is comprised of other ceding insurers of comparable credit standing.

We do not have an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract before the adoption of SFAS 157 and after the adoption of SFAS 157.

SEC Comment:

4.	Please tell us, whether you had any material amounts of written or purchased CDS contracts measured at fair value under SFAS 133 using the transaction price in accordance with EITF Issue 02-3 and for which when adopting SFAS 157 you then applied paragraph 37b of SFAS 157.

MBIA Response:

The Company does not measure any insured CDS contracts under EITF 02-3, nor does the Company recognize any day one gain/losses due to unobservability of inputs (i.e. not market based) (and thus makes no gain/loss adjustments based on marked to model derivatives). Therefore, there was no transition adjustment upon the adoption of SFAS 157 under par 37b.

SEC Comment:

We note that you use vendor developed and proprietary models to calculate the fair value of CDS. We believe that your disclosure of the contractual terms, methodology, inputs and assumptions could be improved so that a reader of your financial statements can better understand how you establish the fair value of CDS. We issue the following comments to address these matters.

MBIA Response:

We will include all the additional disclosures you have requested in our Form 10-Q for the quarter ended September 30, 2008.

SEC Comment:

5.	Where differences exist please disaggregate your discussion of contractual terms, methodology, inputs and assumptions by significant CDS collateral class (for example residential real estate, commercial real estate, investment grade bonds and non-investment grade bonds).

MBIA Response:

Approximately 96% of the balance sheet fair value of insurance derivatives at June 30, 2008 is marked using the Binomial Expansion Technique (“BET”) model. The BET model uses the same contractual terms, methodology and assumptions for all types of CDS collateral. The only difference in the inputs between collateral classes is the spread. The spread used for each transaction is based on the type of collateral in the transaction. For example, if the collateral in the transaction is 100% residential real estate then MBIA would use RMBS spreads and follow the spread hierarchy as disclosed in Footnote Number 6 at June 30, 2008 to source the spread.

SEC Comment:

6.	You disclose that your insured derivative instruments have deductibles or subordination levels and that the erosion of deal deductibles is a factor in determining your payment obligations in some contracts. Please explain what the deductibles represent.

MBIA Response:

The deductible or loss threshold is the amount of loss experienced in respect to the underlying or referenced collateral that would be required to occur before a claim against an MBIA Insurance Policy can be made.

SEC Comment:

7.	You disclose that your insured CDS valuation model simulates what a bond insurer would charge to guarantee transactions at the measurement date. You also disclose that you apply a BET based model to the transaction structures to derive a probabilistic measure of expected loss for your exposure using market pricing on the underlying collateral within the transaction and that the mark-to-market gain or loss on a transaction is the difference between the original price of risk (the original market-implied expected loss) and the current price of the risk. Please disclose who the bond insurer would charge and clarify how the BET model output of a probabilistic measure of expected loss for your exposure translates into what a bond insurer would charge to guarantee the transactions.

MBIA Response:

There is no market whereby MBIA can transfer its obligations to another party for insured CDS transactions. Given this, MBIA marks its positions to a hypothetical market which is assumed to be what another comparably-rated primary financial guarantor would charge to enter into the transaction. The price for a new transaction is not observable so MBIA uses the BET model to estimate this price. The BET uses the probabilistic expected loss, along with pricing and return parameters, to generate a current market-implied price for the protection against loss. On a quarterly basis MBIA also reviews the model output to assess whether the result is reasonable in the current environment.

SEC Comment:

8.	Please disclose how the BET model calculates the probabilistic measure of expected loss for your exposure.

MBIA Response:

First, the BET model uses market credit spreads as an input to determine the default probability based on the standard credit triangle relationship between default intensity, credit spread and recovery rate. The diversity score of each transaction is used to model the correlation of collateral defaults for the overall transaction (for more information on diversity score, see Response Number 13). To get net modeled losses, the recovery rate is used for all defaulted collateral. The transaction structure (specifically subordination level) is then used to allocate estimated losses to the insured tranche.

Assumptions, page 19

SEC Comment:

9.	Please disclose how spreads are used to determine collateral default probabilities.

MBIA Response:

The BET model uses the average spread of the collateral as a key input and it is assumed that market spreads reflect the market’s assessment of default probability for each piece of collateral. The spread is translated into collateral default probability through the standard reduced-form model as widely used by the industry. Higher spreads imply higher probability of default.

Inputs, page 20

SEC Comment:

10.	Please disclose the percentage of the time that each of the four credit spread sources within your spread hierarchy as well the WARF are used to determine the credit spreads. For example, actual collateral specific credit spreads are used % of the time.

MBIA Response:

Footnote 6 in the June 30, 2008 10Q discloses that MBIA uses a spread hierarchy to determine which source of spread to use, with the rule being to use CDS spreads where available. The hierarchy is as follows:

1.	Actual collateral specific credit spreads (if up-to-date and reliable market –based spreads are available, they are used)
2.	Sector specific spreads (such as dealer provided spread tables by asset class and rating)
3.	Corporate spreads (corporate spread tables based on rating)
4.	Benchmark from most relevant spread source (if no specific spreads are available and corporate spreads are not directly relevant, an assumed relationship will be used between corporate spreads or sector specific spreads and collateral spreads).

As of June 30, 2008, actual collateral specific credit spreads were used in one transaction. Sector specific spreads were used in 25% of the transactions. Corporate spreads were used in 25% of the transactions and spreads benchmarked from the most relevant spread source (number 4 above) was used for 50% of the transactions. When determining the percentages above, there were some transactions where MBIA incorporated multiple levels within the hierarchy. For example, for some transactions MBIA used actual collateral specific credit spreads (number 1 above) in combination with a calculated spread based on an assumed relationship (number 4 above). In those cases, MBIA classified the transaction as being benchmarked from the most relevant spread source (number 4 above) even though the majority of the average spread was from actual collateral specific spreads. WARF was used to determine the credit rating which was used to determine the appropriate spread for 95% of the transactions.

SEC Comment:

11.	Please disclose how the cash security spread differs from the CDS spread.

MBIA Response:

Cash spreads reflect trading activity in funded fixed income instruments while CDS spreads reflect trading levels for derivative instruments that do not require actual funding. While both markets are driven in part by an assessment of credit quality in the referenced security, there are some factors which can create significant differences in these two markets. In particular, CDS spreads can be driven at times more by speculative activity since it facilitates both long and short positions and allows significant leverage.

SEC Comment:

12.	You disclose that WARF is used to determine the credit rating which is used to determine the spread. You also state that Moody’s ratings are used for collateral when available to determine WARF. Theses statements seem to be contradictory, please clarify.

MBIA Response:

WARF (Weighted Average Rating Factor) is a statistic that is used to calculate the average credit quality of a pool of credits based on the rating of each credit. MBIA uses WARF to determine average credit quality of collateral pools.

MBIA uses collateral specific spreads as the preferred input to the BET. In cases where collateral specific spreads are not available, the next alternative is to use generic spread tables based on asset class and rating. When this is done, MBIA uses the spread table that matches the average rating of the collateral portfolio. The WARF for the portfolio is used to estimate the average credit rating which in turn is used to determine the appropriate spread table to use as an input to the BET model. Specifically, the WARF for the collateral pool is obtained from the most recent trustee’s report or if this information is not provided by the trustee then the WARF is calculated by MBIA. To accomplish this calculation, MBIA first converts the Moody’s ratings of each piece of collateral in the pool into a rating factor, averages those factors (weighted by par) to create a portfolio WARF, and then converts the portfolio WARF into an average rating. MBIA then uses a market index that is based on collateral type and average rating to determine the spread, which is input into the BET model.

SEC Comment:

13.	Please disclose how you internally derive the diversity score.

MBIA Response:

The diversity score is calculated at the inception of the deal and refined as necessary as the portfolio statistics change over time. MBIA calculates the diversity score on a periodic basis for deals that do not require the Trustee to provide this measure. The internally developed excel model is based on Moody’s Investors Service’s methodology and uses MBIA’s internal assumptions on default correlation. Inputs such as underlying collateral rating, notional, asset type and remaining life are used in the model.

The diversity score is a measure to estimate the diversification in a portfolio, specifically in the context of a collateralized debt obligation (CDO). The calculation methodology for a diversification score takes into account the extent to which a portfolio is diversified by industry. The diversity score measures the number of uncorrelated assets that would have the same loss distribution as the actual portfolio of correlated assets. For example, if a portfolio of 100 assets had a diversification score of 50, this means that the 100 correlated assets have the same loss distribution as 50 uncorrelated assets.

SEC Comment:

14.	Please disclose how you adjust the recovery rates obtained from rating agency data to take account of the specific collateral.

MBIA Response:

MBIA generally uses rating agency recovery assumptions in its mark-to-market calculations. These assumptions may be adjusted to account for differences in the characteristics and performance of the collateral used by the rating agencies in determining their recovery rate assumptions and the actual collateral in MBIA-insured transactions. MBIA may also adjust rating agency assumptions based on the performance of the collateral manager. Adjustments generally are judgmentally determined based on collateral characteristics and performance and collateral manager performance.

SEC Comment:

15.	Please disclose how the historical recovery rate is modified based on recent favorable or unfavorable experience. For example, please disclose if and how you modified the historical recovery rate of your residential real estate collateral given the recent market conditions.

MBIA Response:

MBIA periodically reviews recovery rate assumptions in light of new market information and rating agency reports, and makes changes to these assumptions as necessary. For example, earlier this year, we received a new S&P publication showing that the agency was lowering its recovery rate assumptions for securities backed by Alt-A and subprime real estate collateral. Although the collateral that backs MBIA’s transactions is on average of better quality than that referred to in the S&P report, we used this report in conjunction with the significantly wider trading spreads for these assets as an indication that recovery rates for MBS collateral warranted a change. Therefore, MBIA decided to lower recovery rate assumptions for MBS collateral by approximately 10 percentage points. It is important to note that there are differences in recovery rate assumptions among the rating agencies themselves which also require MBIA to make a judgment as to the most appropriate measure to use.

SEC Comment:

16.	On page 21, you disclose that the BET model uses inputs along with the transaction structure and subordination level to allocate value between the different tranches of the transaction. Please disclose how the transaction structure and subordination level factor into the allocation of values to the various tranches and affects the fair value calculation.

MBIA Response:

The BET model first determines the expected loss of the collateral pool through estimating the default probability and loss severity from model inputs, including spreads, diversity score, and recovery rate. Then the expected loss is allocated to each tranche based on its subordination level and the diversity score, to further determine the expected loss specific to each particular tranche. For example, if the expected total collateral pool loss is 4% and the transaction has equity and C, B, A tranches with corresponding subordination levels of 0%, 3%, 5%, 10%, then the 4% loss will have the greatest impact on the equity tranche, a lower, but significant impact on the C tranche and progressively lower impacts on the B and A tranches. MBIA usually insures the super senior tranche which has strong structure protection and the least loss exposure.

SEC Comment:

17.	We note that you have approximately $837 million of derivative assets as of June 30, 2008 related to purchased CDS contracts. Please disclose the contract terms, methodology, input and assumptions that are used to determine the fair value of these CDS contracts.

MBIA Response:

The derivative assets represent the fair value of MBIA’s derivative contracts that have been ceded to reinsurers. The contract terms, methodology, input and assumptions are the same as what is used to value the original derivative contract with the issuer except for the non performance risk under SFAS 157. MBIA applies the credit spread of each reinsurer to the amount ceded to each reinsurer to arrive at the post-SFAS 157 for each reinsurer.

Impact of Current Market Conditions on Data Inputs for CMBS Transactions, page 21

SEC Comment:

18.	Please disclose how your revised model input, in lieu of using the CMBX indices, was used to determine the credit spreads of transactions with CMBS.

MBIA Response:

Prior to the first quarter of 2008 MBIA used the CMBX index as the input in the BET model for CMBS collateral. Starting in the first quarter of 2008, MBIA determined that the mark that was generated by CMBX spreads was not reasonable, meaning that a financial guarantor would be unlikely to charge the premium implied by the BET model with a CMBX input, in the opinion of MBIA’s management. The reason for that was that there was a material difference between a fundamental analysis of CMBS collateral performance and market-implied performance. While financial guarantors do consider market pricing levels when setting premium rates, the premium is more influenced by fundamental credit analysis. As a result, MBIA modified the spread input used in the BET model to reflect a combination of market pricing levels and fundamental analysis of CMBS credit, as determined by parties independent to MBIA.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Net Change in Fair Value of Insured Credit Derivatives, page 55

SEC Comment:

19.	On page 55, you disclose that you estimate that credit impairments on insured derivatives as of June 30, 2008 were $1 billion. Please tell us and disclose what the term credit impairment means.

MBIA Response:

MBIA records insured derivative contracts at fair value in accordance with SFAS 133. As such, changes in the fair value of these contracts due to changes in any of the market or transaction-specific factors that influence fair value are recorded as unrealized gains and losses in the Company’s statements of operations. While insured derivatives are accounted for under SFAS 133 and are included in the Company’s derivative disclosures, MBIA applies the same surveillance and loss assessment process to these transactions as it applies to its financial guarantee policies in order to estimate potential loss payments. Credit impairment on insured derivatives represents the Company’s estimate of expected loss payments on these contracts, which may differ from a transaction’s fair value recorded under SFAS 133.

The Company believes that credit impairment on insured derivatives is important as it provides users of the Company’s financial statements with the Company’s estimate of the losses it expects to realize in future periods. Since the Company expects to hold its insured derivative contracts to maturity, unrealized gains and losses, with the exception of credit impairments and terminations of contracts, should reverse at the maturity of these contracts. Under statutory accounting rules, which do not require insured derivatives to be recorded at fair value similar to SFAS 133, MBIA records credit impairments on insured derivatives as case basis losses in the Company’s statutory-basis financial statements.

The following disclosure has been revised from that appearing on page 55 of the Company’s Form 10-Q for the quarter ended June 30, 2008 in order to clarify the meaning of the term “credit impairment.”

“We estimate that credit impairments on insured derivatives as of June 30, 2008 were $1 billion, consisting of nine CDO transactions. Credit impairments on insured derivatives represent our estimate of expected future claim payments, which may differ from a transaction’s fair value. Insured derivative contracts have similar terms and conditions to the Company’s non-derivative insurance contracts and are evaluated for credit impairment under the same risk monitoring process. The fair value of an insured derivative contract will be influenced by a variety of market and transaction-specific factors that may not result in a claim payment. In the absence of further credit impairment or the termination of derivatives at a loss, the cumulative mark-to-market losses recorded from fair valuing insured derivatives should reverse at the maturity of these contracts. Additionally, the Company is not required to post collateral to counterparties of these contracts, thereby avoiding liquidity risks typical of standard credit derivative contracts.”

* * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy of the disclosures in its filings;
•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and
•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (914) 765-3925 if you should need further clarification or additional information with respect to our responses.

Very truly yours,

C. Edward Chaplin